Exhibit 7.1
AGREEMENT AMONG FILING PARTIES

This Agreement is made and entered into by and among Weller Investment Ltd., Sarah M. Daniel and Lucile W. Knight (collectively, the “Filing Parties”).  This Agreement amends and reconfirms the Agreement Among Filing Parties executed by the Filing Parties dated November 22, 1996, as amended by the previously filed Agreement Among Filing Parties filed with the Schedule 13D/A Amendment No. 1.  At the time of execution of the original Agreement among Filing Parties and Amendment No. 1, Lucile W. Knight’s name was Lucile B. Fielder.

WHEREAS, Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires that, when a Schedule 13D is filed on behalf of more than one person, an agreement be executed and filed as an Exhibit to the Schedule 13D reflecting that the Schedule 13D is being filed on behalf of such persons;

NOW, THEREFORE, in consideration of the premises and the mutual promises of the parties hereto, the Filing Parties hereto agree as follows:

1.           Each Filing Party agrees that a single Schedule 13D (and all amendments thereto, including specifically but without limitation Schedule 13D/A Amendment No. 2) shall be filed jointly on behalf of the Filing Parties with respect to the shares of common stock, $1.50 par value per share, of Frozen Food Express Industries, Inc.

2.           Each Filing Party acknowledges and agrees that, pursuant to Rule 13D-1(f)(1) under the Exchange Act, each Filing Party is (i) eligible to use the Schedule 13D, and (ii) responsible for the timely filing of such Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such Filing Party contained in such Schedule 13D. None of the Filing Parties, however, shall be responsible for the completeness or accuracy of the information concerning the other Filing Parties contained in such Schedule 13D, or any amendments thereto, unless such Filing Party knows or has reason to believe that such information is inaccurate.

3.           This agreement shall not be assignable by any Filing Party. Any assignment in violation of the foregoing shall be null and void.

4.           This agreement shall terminate upon the first to occur of the following:

(a)	The death of any individual Filing Party; or

(b)	Written notice of termination given by any Filing Party to the other Filing Parties.

This agreement may be executed in several counterparts, each of which shall be deemed to be an original hereof.

EXECUTED effective as of August 19, 2009.

WELLER INVESTMENT LTD.

By: /s/ Sarah M. Daniel
Sarah M. Daniel, General Partner

By: /s/ Lucile W. Knight
Lucile W. Knight, General Partner

/s/ Sarah M. Daniel
Sarah M. Daniel, Individually

/s/ Lucile W. Knight
Lucile W. Knight, Individually